# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Armada Acquisition Corp. II, CIK 0002044009
CUSIP: G0R38G104
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 382 NE 191st St, Suite 52895, Miami, Florida (FL), 33179
Date of event which requires filing of this statement: 08/28/2025
Filed by CIK 0001727934
Persons authorized to receive notices and communications: Taryn Naidu, 382 NE 191st St, Suite 52895, Miami, Florida (FL), 33179, (786) 548-1886

## Reporting persons
- Arrington XRP Capital Fund, LP (CIK 0001727934): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 8,280,000; shared voting power 0; sole dispositive power 8,280,000; shared dispositive power 0; aggregate amount beneficially owned 8,280,000 (26.2% of the class)
  Comment: Row 7 and 9. Consists of (i) 7,880,000 of the Issuer's (as defined below) Class B ordinary shares, $0.0001 par value (the "Class B Shares"), which are automatically convertible into the Issuer's Class A ordinary shares, $0.0001 par value (the "Class A Shares"), at the time of the Issuer's initial business combination or earlier at the option of the holder, on a one-for-one basis, subject to adjustment as more fully described under the heading "The Offering--Conversion of founder shares and private placement shares and anti-dilution rights" in the Issuer's registration statement on Form S-1 (File No. 333-286110), as amended (the "Issuer's Registration Statement") and (ii) 400,000 Class A Shares, acquired pursuant to a Sponsor Securities Purchase Agreement (as defined below). Does not include 200,000 warrants exercisable for Class A Shares because such warrants are not presently exercisable. Jack Michael Arrington is the managing member of Arrington Capital Management, LLC (the "GP"), which is the general partner of the Arrington XRP Capital Fund, LP (the "New Sponsor" and collectively with the GP and Mr. Arrington, the "Reporting Persons"), the holder of record of the Class A Shares and the Class B Shares. As such, each of the GP and Mr. Arrington is deemed to hold voting and dispositive control over the securities held directly by the New Sponsor.
  
  Row 13. 26.2% is calculated by using a denominator that is equal to (i) 23,710,000 Class A Shares that are issued and outstanding and (ii) 7,880,000 Class A Shares issuable upon conversion of 7,880,000 issued and outstanding Class B Shares, as stated in the Issuer's Quarterly Report on Form 10-Q filed with the Securities Exchange Commission on August 11, 2025.
- Arrington Capital Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 8,280,000; shared voting power 0; sole dispositive power 8,280,000; shared dispositive power 0; aggregate amount beneficially owned 8,280,000 (26.2% of the class)
  Comment: Row 7 and 9. Consists of (i) 7,880,000 of the Issuer's (as defined below) Class B ordinary shares, $0.0001 par value (the "Class B Shares"), which are automatically convertible into the Issuer's Class A ordinary shares, $0.0001 par value (the "Class A Shares"), at the time of the Issuer's initial business combination or earlier at the option of the holder, on a one-for-one basis, subject to adjustment as more fully described under the heading "The Offering--Conversion of founder shares and private placement shares and anti-dilution rights" in the Issuer's registration statement on Form S-1 (File No. 333-286110), as amended (the "Issuer's Registration Statement") and (ii) 400,000 Class A Shares, acquired pursuant to a Sponsor Securities Purchase Agreement (as defined below). Does not include 200,000 warrants exercisable for Class A Shares because such warrants are not presently exercisable. Jack Michael Arrington is the managing member of Arrington Capital Management, LLC (the "GP"), which is the general partner of the Arrington XRP Capital Fund, LP (the "New Sponsor" and collectively with the GP and Mr. Arrington, the "Reporting Persons"), the holder of record of the Class A Shares and the Class B Shares. As such, each of the GP and Mr. Arrington is deemed to hold voting and dispositive control over the securities held directly by the New Sponsor.
  
  Row 13. 26.2% is calculated by using a denominator that is equal to (i) 23,710,000 Class A Shares that are issued and outstanding and (ii) 7,880,000 Class A Shares issuable upon conversion of 7,880,000 issued and outstanding Class B Shares, as stated in the Issuer's Quarterly Report on Form 10-Q filed with the Securities Exchange Commission on August 11, 2025.
- Jack Michael Arrington (CIK 0002084390): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 8,280,000; shared voting power 0; sole dispositive power 8,280,000; shared dispositive power 0; aggregate amount beneficially owned 8,280,000 (26.2% of the class)
  Comment: Row 7 and 9. Consists of (i) 7,880,000 of the Issuer's (as defined below) Class B ordinary shares, $0.0001 par value (the "Class B Shares"), which are automatically convertible into the Issuer's Class A ordinary shares, $0.0001 par value (the "Class A Shares"), at the time of the Issuer's initial business combination or earlier at the option of the holder, on a one-for-one basis, subject to adjustment as more fully described under the heading "The Offering--Conversion of founder shares and private placement shares and anti-dilution rights" in the Issuer's registration statement on Form S-1 (File No. 333-286110), as amended (the "Issuer's Registration Statement") and (ii) 400,000 Class A Shares, acquired pursuant to a Sponsor Securities Purchase Agreement (as defined below). Does not include 200,000 warrants exercisable for Class A Shares because such warrants are not presently exercisable. Jack Michael Arrington is the managing member of Arrington Capital Management, LLC (the "GP"), which is the general partner of the Arrington XRP Capital Fund, LP (the "New Sponsor" and collectively with the GP and Mr. Arrington, the "Reporting Persons"), the holder of record of the Class A Shares and the Class B Shares. As such, each of the GP and Mr. Arrington is deemed to hold voting and dispositive control over the securities held directly by the New Sponsor.
  
  Row 13. 26.2% is calculated by using a denominator that is equal to (i) 23,710,000 Class A Shares that are issued and outstanding and (ii) 7,880,000 Class A Shares issuable upon conversion of 7,880,000 issued and outstanding Class B Shares, as stated in the Issuer's Quarterly Report on Form 10-Q filed with the Securities Exchange Commission on August 11, 2025.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Name of issuer: Armada Acquisition Corp. II
Address of issuer's principal executive offices: 382 NE 191st St, Suite 52895, Miami, Florida (FL), 33179

## Item 2. Identity and Background
Name of person filing: Arrington XRP Capital Fund, LP
Residence or business address: 382 NE 191st St, Suite 52895, Miami, FL 33179
Present principal occupation or employment: Arrington Capital Management, LLC is the general partner of Arrington XRP Capital Fund, LP, which is the New Sponsor of the Issuer pursuant to the Sponsor Securities Purchase Agreement described in Item 4 below. Jack Michael Arrington is the managing member of Arrington Capital Management, LLC.
Criminal convictions in the last five years: None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons has during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Arrington XRP Capital Fund, LP is a Delaware limited partnership.

Arrington Capital Management, LLC is a Delaware limited liability company.

Jack Michael Arrington is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The source of the funds used by Arrington XRP Capital Fund, LP in the purchase reported by this Schedule 13D was working capital. To the extent required by Item 3, the information contained in Item 4 is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Sponsor Handover

As announced in the Issuer's Form 8-K filed with the Securities and Exchange Commission (the "SEC") on August 12, 2025, Armada Sponsor II LLC (the "Original Sponsor") and Arrington XRP Capital Fund, LP (the "New Sponsor") entered into a Sponsor Securities Purchase Agreement (the "Sponsor Securities Purchase Agreement") pursuant to which, among other things, the New Sponsor agreed to purchase from the Original Sponsor, an aggregate of 7,880,000 Class B Shares, 400,000 Class A Shares and 200,000 private placement warrants of the Company for an aggregate purchase price of $6,600,000. On August 28, 2025, the parties closed (the "Closing") the transactions contemplated by the Sponsor Securities Purchase Agreement. The Closing and the Management Change (as defined below) are referred to as the "Sponsor Handover."

As announced in the Issuer's Form 8-K filed with the SEC on August 28, 2025, the Reporting Person entered into a joinder agreement (the "Joinder Agreement") to become a party to that certain insider letter agreement (the "Letter Agreement") and that certain registration rights agreement ("Registration Rights Agreement"), both dated May 20, 2025, among the Issuer, the Original Sponsor and certain shareholders of the Issuer.

As part of the Sponsor Handover, the Issuer introduced a change in both management (the "Management Change") and the board of directors of the Issuer (the "Board) as follows: (i) effective as of the Closing, Taryn Naidu replaced Stephen P. Herbert as Chief Executive Officer and Kyle Horton replaced Douglas M. Lurio as Chief Financial Officer; (ii) effective as of the Closing, Stephen P. Herbert, Douglas M. Lurio, Mohammad A. Khan, Thomas Decker and Celso L. White tendered their resignations as directors. The Issuer designated each of Jack Michael Arrington, Taryn Naidu, Richard Danis, Lindy Key and Ronald Palmeri to fill the vacancies left by departing directors, which changes took effective as of Closing. The Issuer designated Mr. Arrington as chairman of the Board.

Plans or Proposals

None of the Reporting Persons has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.

Each Reporting Person acquired the shares reported herein for investment purposes. The Reporting Persons intends to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Issuer's ordinary shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons and their representatives may in the future take such actions with respect to their investment in the Issuer as they deem appropriate. Among other things, the Reporting Persons may introduce the Issuer to potential candidates for a business combination, or propose one or more business combinations with potential candidates, which may include candidates that are affiliates of the Reporting Persons or in which the Reporting Persons otherwise has an equity or other interest.

In addition, as a member of the Board, Mr. Arrington will be involved in negotiations in connection with any prospective business combination of the Issuer, the decisions of the Board related to any such business combination, and any matters to be presented to the Issuer's shareholders in connection therewith. Mr. Arrington is expected to be involved in reviewing possible transactions involving the Issuer and identifying candidates to serve on the Board. As such, each Reporting Person may be involved in transactions of the sort described in clauses (a) through (j) of Item 4 of Schedule 13D.

Subject to applicable rules and regulations, each Reporting Person may purchase ordinary shares of the Issuer and/or warrants in privately negotiated transactions or in the open market either prior to, in connection with or following the completion of the Issuer's initial business combination. The purpose of any such purchases of shares could be to vote such shares in favor of the business combination and thereby increase the likelihood of obtaining shareholder approval of the business combination or to satisfy a closing condition in an agreement with a target that requires the Issuer to have a minimum net worth or a certain amount of cash at the closing of the Issuer's initial business combination, where it appears that such requirement would otherwise not be met. The purpose of any such purchases of warrants could be to reduce the number of warrants outstanding or to vote such warrants on any matters submitted to the warrantholders for approval in connection with the Issuer's initial business combination. Any such purchases of the Issuer's securities may result in the completion of the initial business combination that may not otherwise have been possible.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth on the cover pages of this Schedule 13D with respect to the beneficial ownership of the Reporting Person is incorporated by reference into this Item 5. As of the date of this Schedule 13D, each Reporting Person beneficially owns an aggregate of 8,280,000 Class A Shares, or 26.2% of the Issuer's outstanding Class A Shares, consisting of (i) 7,880,000 of the Issuer's Class B Shares, which are automatically convertible into the Issuer's Class A Shares at the time of the Issuer's initial business combination or earlier at the option of the holder and (ii) 400,000 of the Issuer's Class A Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: 8,280,000 Class A Shares.
Transactions in the class effected during the past sixty days: Except for the transactions described in Item 4 of this Schedule 13D, the Reporting Person has not engaged in any transaction during the past 60 days involving the ordinary shares of the Issuer.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 4 above is hereby incorporated by reference into this Item 6. The Reporting Person entered into certain agreements described in Item 4 above, including the Joinder Agreement to become party to the Letter Agreement and Registration Rights Agreement.

Letter Agreement

Pursuant to the Joinder Agreement, dated as of August 28, 2025, by and between the Issuer and the Reporting Person, the Reporting Person has agreed to vote in favor of the Company's initial business combination; to facilitate the liquidation and winding up of the Company if an initial business combination is not consummated within 18 months from the closing of the Issuer's initial public offering or such later period approved by the issuer's shareholders; to certain transfer restrictions with respect to the Company's securities; and certain indemnification obligations.

Registration Rights Agreement

Pursuant to the Joinder Agreement, dated as August 28, 2025, by and between the Issuer and the Reporting Person, the Reporting Person has customary demand and piggy-back registration rights, and the securities held by the Reporting Person will be subject to certain transfer restrictions.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit Number 99.1: Joint Filing Agreement by and among the Reporting Persons

Exhibit Number 10.1: Sponsor Securities Purchase Agreement, dated August 12, 2025, by and among Armada Acquisition Corp. II, Armada Sponsor II LLC and Arrington XRP Capital Fund, LP. (incorporated by reference to Exhibit 10.1 to the Issuer's Form 8-K filed with the SEC on August 12, 2025).

Exhibit Number 10.2: Registration Rights Agreement, dated May 20, 2025, among the Company, the Sponsor and the other Holders (as defined therein) signatory thereto (incorporated by reference to Exhibit 10.6 to the Issuer's Form 8-K filed with the SEC on May 28, 2025).

Exhibit Number 10.3: Letter Agreement, dated May 20, 2025, among the Company, the Sponsor and each of the initial shareholders, directors and officers of the Company (incorporated by reference to Exhibit 10.8 to the Issuers Form 8-K filed with the SEC on May 28, 2025).

## Signatures
- Arrington XRP Capital Fund, LP: /s/ Jack Michael Arrington, Jack Michael Arrington, Managing Member, Arrington Capital Management, LLC, its general partner (09/08/2025)
- Arrington Capital Management, LLC: /s/ Jack Michael Arrington, Jack Michael Arrington, Managing Member (09/08/2025)
- Jack Michael Arrington: /s/ Jack Michael Arrington, Jack Michael Arrington (09/08/2025)